UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 9)*


                              HASBRO, INC.
                           (Name of Issuer)


                 COMMON STOCK, PAR VALUE $.50 PER SHARE
                      (Title of Class of Securities)


                              418 056 107
                            (CUSIP Number)

                           Peter R. Haje, Esq.,
                    General Counsel, Time Warner Inc.
             75 Rockefeller Plaza New York, New York 10019
                          (212) 484-8000
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications)

                            August 15, 1995
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 418 056 107                      Page  2 of 8  Pages

1  NAME OF REPORTING PERSON S.S. OR
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Time Warner Inc.
        IRS. NO.: 13-1388520

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        a//        b//

3  SEC USE ONLY

4  SOURCE OF FUNDS*
        Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
        //

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

8  SHARED VOTING POWER
        12,057,561

9  SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER
        12,057,561

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        12,057,561

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*
        //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.7%

14 TYPE OF REPORTING PERSON*
        CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                   ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                  SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D


CUSIP No. 418 056 107                      Page  3 of 8  Pages

1  NAME OF REPORTING PERSON S.S. OR
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Warner Communications Inc.
        IRS NO.: 13-2696809

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        a//        b//

3  SEC USE ONLY

4  SOURCE OF FUNDS*
        Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
        //

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

8  SHARED VOTING POWER
        12,057,561

9  SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER
        12,057,561

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        12,057,561

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*
        //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.7%

14 TYPE OF REPORTING PERSON*
        CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                   ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                  SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                   SCHEDULE 13D


CUSIP No. 418 056 107                      Page  4 of  8 Pages

1  NAME OF REPORTING PERSON S.S. OR
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TWI Ventures Ltd.
        IRS NO.: 51-0342126

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        a//        b//

3  SEC USE ONLY

4  SOURCE OF FUNDS*
        Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
        //

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

8  SHARED VOTING POWER
        12,057,561

9  SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER
        12,057,561

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        12,057,561

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*
        //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.7%

14 TYPE OF REPORTING PERSON*
        CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                   ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                  SCHEDULE, AND THE SIGNATURE ATTESTATION.

         Time Warner Inc., a Delaware corporation ("Time Warner"), Warner Communications Inc., a Delaware corporation ("WCI") and
TWI Ventures Ltd., a Delaware corporation ("TWI Ltd."), (collectively, the "Reporting Persons"), hereby amend and supplement the Amended and Restated Statement on Schedule 13D, relating to the Common Stock of Hasbro, Inc. dated June 22, 1994, as filed with the Securities and Exchange Commission on June 24, 1994 by the Reporting Persons. As provided in the Amended and Restated Schedule 13D and a Joint Filing Agreement filed as an Exhibit thereto (which Exhibit is incorporated herein by reference), the Reporting Persons have agreed pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, to file one statement with respect to their ownership of Common Stock of the Issuer. The Amended and Restated Schedule 13D of the Reporting Persons is hereinafter referred to as the "Statement."

         Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to them in the Statement.

Item 4.  PURPOSE OF TRANSACTION.

         The response to Item 4 of the Statement is hereby amended and supplemented by inserting the following paragraph as the sixth paragraph:

         "On August 15, 1995, Time Warner Financing Trust (the "Trust") sold through Morgan Stanley & Co. Incorporated 12,057,561 $1.24 Preferred Exchangeable Redemption Cumulative Securities ("PERCS"). On December 23, 1997 (the "Mandatory Redemption Date"), each of the outstanding PERCS will be redeemed by the Trust in cash at a price per PERCS equal to the lesser of
(i) $54.41 and (ii) the average of the closing prices of one share of Hasbro Common Stock for the five trading day period ending on the trading day immediately preceding December 17, 1997, plus in each case, accrued and unpaid distributions to the Mandatory Redemption Date. Under the terms of the offering Time Warner may elect to require the holders of the PERCS to exchange their PERCS on the Mandatory Redemption Date (or any other redemption date) for shares of Hasbro Common Stock in lieu of the cash redemption price. As a result of the issuance of the PERCS and the existence of the LYONs described in the second preceding paragraph, Time Warner intends to retain possession of its Hasbro Common Stock until it delivers such stock to satisfy its obligations in respect of either the PERCS or the LYONs."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs eight through eleven of Item 5 of the Statement are hereby amended with the following eight, ninth and tenth paragraphs:

         "According to Hasbro's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, there were outstanding as of April 28, 1995, 87,717,715 shares of Hasbro Common Stock. The
12,057,561 shares of Hasbro Common Stock held by TWI Ltd. and beneficially owned by Time Warner and WCI constitute approximately 13.7% of the outstanding Hasbro Common Stock."

         "Time Warner, WCI and TWI Ltd. have shared power to vote and dispose of the 12,057,561 shares of Hasbro Common Stock registered in the name of TWI Ltd. and owned beneficially by Time
Warner and WCI."

         "Except as described herein, neither Time Warner, WCI nor TWI Ltd. is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement in, any shares of Hasbro Common Stock by Time Warner, WCI, TWI Ltd. or any person listed in Annexes A, B or C hereto."

                                SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 15, 1995
                                  TIME WARNER INC.



                                  BY:/s/Thomas W. McEnerney
                                     Name:  Thomas W. McEnerney
                                     Title: Vice President


                                  WARNER COMMUNICATIONS INC.



                                  BY:/s/Thomas W. McEnerney
                                     Name:  Thomas W. McEnerney
                                     Title: Vice President


                                  TWI VENTURES LTD.



                                  BY:/s/Spencer B. Hays
                                     Name:  Spencer B. Hays
                                     Title: Vice President

                              ANNEX A


     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                         Principal Occupation or
NAME                OFFICE               EMPLOYMENT AND ADDRESS

Merv Adelson        Director             Chairman, East-West
                                         Capital Associates
                                         10100 Santa Monica Blvd.
                                         Los Angeles, CA 90067
                                         (private investment
                                         company)

Timothy A.          Senior Vice          Senior Vice President,
Boggs               President            Time Warner,
                                         800 Connecticut
                                         Avenue, NW, Suite 800
                                         Washington, DC 20006

Richard J.          Senior Vice          Senior Vice President
Bressler            President and        and Chief Financial
                    Chief Financial      Officer, Time Warner*
                    Officer

Lawrence B.         Director             Partner,
Buttenwieser                             Rosenman & Colin
                                         575 Madison Avenue
                                         New York, NY  10022
                                         (attorney)

Edward S.           Director             Chairman,
Finkelstein                              Finkelstein
                                         Associates Inc.
                                         712 Fifth Avenue
                                         New York, NY  10019
                                         (consulting)

Beverly Sills       Director             Chairman-Lincoln Center
Greenough                                for the Performing Arts
                                         211 Central Park West
                                         New York, NY 10024
                                         (entertainment)

Peter R. Haje       Executive Vice       Executive Vice
                    President,           President,
                    Secretary and        Secretary and General
                    General Counsel      Counsel, Time Warner*

Carla A. Hills      Director             Chairman and Chief
                                         Executive Officer
                                         Hills & Company
                                         1200 19th Street, NW
                                         Washington, DC 20036
                                         (international trade
                                         consultants)

Tod R. Hullin       Senior Vice          Senior Vice President
                    President            Time Warner*

David T. Kearns     Director             Former Chairman of
                                         Xerox, 100 First
                                         Stamford Place
                                         Stamford, CT 06904

Gerald M. Levin     Director,            Chairman and Chief
                    Chairman and         Executive Officer
                    Chief Executive      Time Warner*
                    Officer

Philip R.           Senior Vice          Senior Vice President,
Lochner, Jr.        President            Time Warner*

Henry Luce, III     Director             Chairman and Chief
                                         Executive Officer,
                                         The Henry Luce
                                         Foundation, Inc.
                                         720 Fifth Avenue
                                         New York, NY  10019
                                         (private foundation)

Reuben Mark         Director             Chairman and Chief
                                         Executive Officer
                                         Colgate-Palmolive
                                         Company
                                         300 Park Avenue
                                         New York, NY 10022
                                         (consumer products)

Michael A.          Director             Former Chairman and
Miles                                    Chief Executive Officer
                                         of Philip Morris
                                         Companies Inc.,
                                         (Director of Various
                                         Companies)
                                         3 Lakes Drive
                                         Northfield, IL 60093

J. Richard          Director             Chairman of the
Munro                                    Executive/Finance
                                         Committee and Advisor to
                                         the Company
                                         Time Warner*

Richard D.          Director             Director and President,
Parsons             and President        Time Warner Inc.*

Donald S.           Director             Director of Various
Perkins                                  Companies
                                         Suite 2530
                                         One First National Plaza
                                         21 South Clark Street
                                         Chicago, IL  60603

Raymond S.          Director             Financial Consultant and
Troubh                                   Director of Various
                                         Companies
                                         10 Rockefeller Plaza
                                         New York, NY  10020
                                         (financial consultant)

Francis T.          Director             Vincent Enterprises
Vincent, Jr.                             (private investor),
                                         300 First Stamford Place
                                         Stamford, CT 06902

_____________________
* The business address of Time Warner is 75 Rockefeller Plaza,
New York, NY 10019

                              ANNEX B


     The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.

                                         Principal Occupation or
NAME                OFFICE               EMPLOYMENT AND ADDRESS

Richard J.          Senior Vice          Senior Vice President
Bressler            President            and Chief Financial
                                         Officer, Time Warner*

Peter R. Haje       Director and         Executive Vice
                    Executive Vice       President,
                    President            Secretary and General
                                         Counsel, Time Warner*

Tod R. Hullin       Director             Senior Vice President,
                                         Time Warner*

Deane F. Johnson    Office of the        Office of the President
                    President            WCI, 1271 Avenue of the
                                         Americas, New York,
                                         NY 10020

John LaBarca        Vice President       Vice President and
                                         Controller, Time Warner*

Gerald M.           Director,            Chairman and Chief
Levin               Chairman and         Executive Officer,
                    Chief Executive      Time Warner*
                    Officer

Richard D.          Director and         President, Time Warner*
Parsons             Office of the
                    President

_____________________
* The business address of Time Warner and WCI is 75 Rockefeller
Plaza, New York, NY 10019

                              ANNEX C


     The following is a list of the directors and executive officers of TWI Ventures Ltd., setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of TWI Ventures Ltd., each person is a citizen of the United States of America.

                                         Principal Occupation or
NAME                OFFICE               EMPLOYMENT AND ADDRESS

Richard J.          Director and         Senior Vice President,
Bressler            President            Time Warner*

Spencer B. Hays     Director and         Vice President, Time
                    Vice President       Warner*

Stephen Kapner      Director, Vice       Assistant Treasurer,
                    President and        Time Warner*
                    Treasurer

Margaret Pulgini    Director and         Assistant Vice President
                    Secretary            Wilmington Trust Company
                                         Rodney Square North
                                         Wilmington, DE 19801

James Tamucci       Director, Vice       Tax Executive Director,
                    President and        Time Warner, 1271 Avenue
                    Assistant            of the Americas,
                    Treasurer            New York, NY 10020

___________________
The business address of Time Warner is 75 Rockefeller Plaza, New
York, NY 10019